United States securities and exchange commission logo





                               January 6, 2021

       Matt Lourie
       Chief Financial Officer
       eSports Technologies, Inc.
       720 South 7th Street, 3rd Floor
       Las Vegas, NV 89101

                                                        Re: eSports
Technologies, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 10,
2020
                                                            CIK No. 0001829966

       Dear Mr. Lourie:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 10, 2020

       Summary Financial Data, page 6

   1. Your statement that the summary of your financial data for the years ended September 30,
                                                        2020 and September 30,
2019 were derived from your unaudited financial statements
                                                        appearing elsewhere in
this prospectus does not appear to be consistent with your
                                                        presentation of audited
financial statements for the years ended September 30, 2020 and
                                                        September 30, 2019 on
page F-1. Please revise your disclosure.
       We currently generate all of our revenue internationally, page 9

   2. We note that your operations may be affected by foreign government policies and legislation,
particularly those in the Philippines and Latin America. Please revise the risk
 Matt Lourie
FirstName  LastNameMatt
eSports Technologies, Inc. Lourie
Comapany
January    NameeSports Technologies, Inc.
        6, 2021
January
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FirstName LastName
         factors section to describe these material risks to investors. In this regard, we note that in the second sentence of this risk factor you have identified a litany of risks but have not discussed the nature or severity of the threat posed to the company or to investors. Please revise to describe these risks in detail under separate risk factor headings, as necessary. In addition, please describe any material legislation in the Governmental Regulations section on page 36.
Participation in the sports betting industry exposes us to trading, liability management, and pricing risk, page 9

3. In appropriate places in your prospectus, please revise to provide additional information about the third party service providers that you rely on to generate odds. Where appropriate, discuss the terms of your agreements with these providers and consider whether you should file them as exhibits. In addition, please revise the risk factors section and elsewhere as appropriate to discuss the unique challenges of odds-making for esports matches. In this regard, we note that traditional considerations and information channels that may inform oddsmaking for major American professional sports leagues or similarly long standing events would not seem to apply to the relatively newer genre of e-sports.
4. Revise where appropriate to discuss whether there is an average return that bookmakers typically require and whether that return differs for esports competitions as compared to other sporting events.
Our current operations are entirely dependent on our Curacao gaming license, page 14

5. We note that your operations are dependent on your gaming license in Curacao. Please revise, where appropriate, to discuss in greater detail the requirements you must meet to maintain your license and identify the bodies that evaluate compliance. To the extent that your inability to meet the requirements will subject you to certain risks, including fines or suspensions, please provide additional disclosure to quantify the range of sanctions to which you may be subject. For example, it is unclear how fines are calculated. It is also unclear how determinations are made to revoke or suspend gaming licenses and, in the event of a suspension, how the length of the suspension is determined. Use of Proceeds, page 21

6. State the approximate amount of proceeds intended to be used for each identified purpose.
         In addition, we note your statement that you    cannot specify with
certainty all of the
         particular uses for the net proceeds    and that    management will
have broad discretion in
         the application of the proceeds.    You may reserve the right to
change the use of proceeds,
         provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated; please revise accordingly. Alternatively, if you determine that you do not have a specific plan for the proceeds or a significant portion thereof, state that that is the case and the principal reasons for the offering. Refer to Item 504 of Regulation S-K.
 Matt Lourie
eSports Technologies, Inc.
January 6, 2021
Page 3
Market for Esports Gambling, page 32

7. We note the projected revenue for esports revenue (not including gambling). Please clarify, here and on page 2, the sources of revenue that are included in the esports revenue projections and whether your business generates streams of income from these non-
         gambling sources, so that investors can determine the relevance of these projections to your business. Please also address the extent to which your operations as a sportsbook for esports events may preclude you from participating in certain streams of revenue associated with esports, such as those associated with team ownership. Future Products and Services, page 33

8. Please discuss the anticipated costs, relevant milestones, and current stage of development of the products and services described in this section and in the first paragraph of the section entitled "Our Intellectual Property and License Agreements." You should also address who will be tasked with creating the new platforms, products and tools, including predictive model, feeds, and bet matching engines, that you describe. In this regard, we note that you appear to rely on license agreements for your IP and do not currently own IP and it is unclear whether you have any prior experience introducing new technology in this industry. To the extent that you are unable to fund each of the initiatives described, please explain how you will prioritize the various initiatives. Also, to the extent that there are specific risks and challenges associated with the products and services you intend to launch, please describe them.
9. Refer to the second paragraph of this section. Please disclose how you will provide the best overall prices on esports wagering matches given your disclosure elsewhere that third-party intermediaries may seek a specified return. In addition, please explain what a market derivative is in the context of your business and describe in greater detail how your cash-out license operates as well as the terms of the license agreement.
10. Refer to the third paragraph of this section. Revise to more clearly explain how the tools and platforms that you propose to create differ from those currently available to industry participants. In addition, please describe the characteristics of a "business-focused user"
         and explain the specific functionality that would make your new tools and platform desirable to them.
Our Intellectual Property and License Agreements, page 34

11. We note your disclosure in the final paragraph on page 34. If material, please revise your risk factors to address the risk that regulatory review and licensing requirements may
FirstName LastNameMatt Lourie
       preclude you from using certain technologies. To the extent that the IP that you currently
Comapany    NameeSports
       license is subject toTechnologies, Inc. please disclose that fact and any associated regulatory review,
Januarymaterial
         6, 2021risks.
                 Page 3
FirstName LastName
 Matt Lourie
FirstName  LastNameMatt
eSports Technologies, Inc. Lourie
Comapany
January    NameeSports Technologies, Inc.
        6, 2021
January
Page 4 6, 2021 Page 4
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Additional Markets, page 35

12. Please describe the steps necessary to secure licensing in the additional markets that you will target in 2021, including Japan, Thailand, Mexico, and South America. In addition, please disclose the anticipated costs, if material.
Consolidated Balance Sheets, page F-2

13.      You recorded    other long term liabilities, net of discount    in the
amount of $422,409 as of
         September 30, 2020. Please disclose the nature and terms of the transaction underlying this item and explain how you determined the amount of this line item as of the reporting date.
Consolidated Statements of Cash Flows, page F-5

14. Please reconcile the amounts reported as change in accounts receivable and change in accounts payable and accrued liabilities in the year ended September 30, 2020 to the related balances reported on your consolidated balance sheets.
General

15. We note that you intend to allow your users to utilize cryptocurrency and virtual currency within your platform. Please disclose the currencies that are or will be accepted and clarify that cryptocurrency and virtual currency, regardless of the terminology, are considered digital assets and therefore may be deemed securities or other types of assets. To the extent that you accept or begin to accept digital assets for payment, consider whether they are securities and, if so, what material risks and/or uncertainties you will face, including those under the Investment Company Act of 1940 and anti-money laundering laws. In addition, revise to address whether you plan to hold or trade each digital asset you currently hold and describe the custodial practices and cybersecurity measures you currently have in place or intend to use to protect the digital assets you hold.
16. Please disclose whether your applications are or will be dependent on a blockchain that you did not develop. If so, please revise to explain and describe the risks and challenges related to such reliance; if not, please describe the risks related to developing and maintaining your own blockchain, if applicable. Please also explain
(1) the material terms
         and characteristics of your virtual currency, including how it will be valued and any associated volatility, (2) the process by which the virtual currency will be distributed to users, (3) laws or regulations that may limit your ability or the ability of users to convert cryptocurrency or virtual currency into real currency or property, and
(4) the risks to your
         users of holding the digital assets if they are distributed (e.g., any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach). To the extent that you will offer customers a digital wallet, please discuss the associated regulatory risks.
 Matt Lourie
FirstName  LastNameMatt
eSports Technologies, Inc. Lourie
Comapany
January    NameeSports Technologies, Inc.
        6, 2021
January
Page 5 6, 2021 Page 5
FirstName LastName
17. In appropriate places, please provide the disclosure required by Item 101(c)(2)(ii) of
         Regulation S-K
18. On your prospectus cover page and in you Summary, please disclose the percentage of voting power to be held by your directors and executive officers (and any other related parties) after the offering, explain that these shareholders will control the matters to be voted upon by stockholders, and state, if true, that you will be a controlled company.
         Please also include a risk factor discussing the risks associated with being a controlled company, if you will be one.
19. We note that you have included two prospectuses in this registration statement. Please tell us whether you intend to use both prospectuses concurrently in the same format as filed.
         If so (i) please tell us how you will inform investors whether they will be investing in the public offering by the company or in the resale offering and (ii) disclose on the prospectus cover page of the primary offering that you are concurrently conducting a secondary offering. In addition, the prospectus for the resale offering does not appear to be complete in its own right; please advise or revise. Finally, with a view toward future disclosure and legal analysis by the staff regarding the nature of the offerings, please tell us whether the resale offering will be conducted by Boustead Securities, LLC and whether the shares to be offered in the resale offering will be purchased by the selling stockholders in the primary offering.
       You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Cavas Pavri